Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDEND

The Bank of New York Mellon Corporation

	Quarter ended			Year-to-date
(dollar amounts in millions)	June 30, 2013	March 31, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Earnings
Income before income taxes	$1,206	$809	$589	$2,015	$1,474
Net (income) attributable to noncontrolling interests	(40)	(16)	(30)	(56)	(42)
Income before income taxes attributable to shareholders of The Bank of New York Mellon Corporation	1,166	793	559	1,959	1,432
Fixed charges, excluding interest on deposits	80	94	123	174	254
Income before income taxes and fixed charges, excluding interest on deposits applicable to the shareholders of The Bank of New York Mellon Corporation	1,246	887	682	2,133	1,686
Interest on deposits	27	30	43	57	86
Income before income taxes and fixed charges, including interest on deposits applicable to shareholders of The Bank of New York Mellon Corporation	$1,273	$917	$725	$2,190	$1,772
Fixed charges
Interest expense, excluding interest on deposits	$52	$66	$98	$118	$202
One-third net rental expense (a)	28	28	25	56	52
Total fixed charges, excluding interest on deposits	80	94	123	174	254
Interest on deposits	27	30	43	57	86
Total fixed charges, including interests on deposits	$107	$124	$166	$231	$340
Preferred stock dividends	$12	$13	$—	$25	$—

Total fixed charges and preferred stock dividends, excluding interest on deposits	$92	$107	$123	$199	$254
Total fixed charges and preferred stock dividends, including interest on deposits	$119	$137	$166	$256	$340

Earnings to fixed charges ratios
Excluding interest on deposits	15.58	9.44	5.54	12.26	6.64
Including interest on deposits	11.90	7.40	4.37	9.48	5.21

Earnings to fixed charges and preferred stock dividends ratios
Excluding interest on deposits	13.54	8.29	5.54	10.72	6.64
Including interest on deposits	10.70	6.69	4.37	8.55	5.21

(a)	The proportion deemed representative of the interest factor.